82-4980

RECEIVED
2005 JUL -5 A 10:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE





TRANSMISSÃO PAULISTA

SUPPL

FINANCIAL STATEMENTS

AS OF MARCH 31, 2005

Companhia De Transmissao De Energia Electrica Paulista

PROCESSED
JUL 0 5 2005
THOMSON
FINANCIAL

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, consisting of the balance sheet as of March 31, 2005, and the related statement of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. We had previously audited the Company's balance sheet as of December 31, 2004, presented for comparative purposes, and issued an unqualified opinion thereon, dated March 2, 2005. The statement of income for the quarter ended March 31, 2004, presented for comparative purposes, was reviewed by other independent auditors whose review report thereon, dated May 10, 2004, was unqualified.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil

São Paulo, May 6, 2005

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Maurício Pires de Andrade Resende
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(In thousands of Brazilian reais – R$)

	03.31.05	12.31.04
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents		
Cash and cash equivalents	1.751	133
Temporary cash investments	648.611	543.857
	650.362	543.990
Accounts receivable		
Consumers, concessionaires and permittees	145.065	141.419
Inventories	25.224	25.874
Accounts receivable – São Paulo State Finance Department	50.235	49.273
Allowance for doubtful accounts	(1.079)	(1.079)
Recoverable taxes	12.883	9.260
Escrow deposits	3.295	6.189
Other	10.190	17.262
	245.813	248.198
Prepaid expenses	3.906	5.783
	900.081	797.971
LONG-TERM ASSETS		
Accounts receivable		
Accounts receivable – São Paulo State Finance Department	110.319	117.632
Sale of assets and rights	70.496	70.496
Allowance for doubtful accounts	(72.714)	(72.714)
Deferred income and social contribution taxes	101.592	96.488
Escrow deposits	62.132	60.466
Other	3.494	3.494
	275.319	275.862
Prepaid expenses	62.602	62.602
	337.921	338.464
PERMANENT ASSETS		
Investments	-	851
Property, plant and equipment		
In service	5.599.138	5.537.417
Accumulated depreciation	(2.434.829)	(2.397.290)
	3.164.309	3.140.127
In progress	306.597	364.251
	3.470.906	3.504.378
Special liabilities	(9.566)	(9.556)
	3.461.340	3.494.822
	3.461.340	3.495.673
TOTAL ASSETS	4.699.342	4.632.108

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(In thousands of Brazilian reais – R$)

	03.31.05	12.31.04
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Suppliers	11.725	39.787
Taxes payable	55.281	41.916
Loans, financing and debt charges	39.598	44.768
Regulatory charges	6.861	7.248
Payroll and related charges	12.213	12.863
Accrued liabilities	39.852	38.911
Accounts payable	9.159	13.641
Interest on capital/dividends	44.397	44.399
Other	12.768	19.557
	231.854	263.090
LONG-TERM LIABILITIES		
Loans and financing	13.399	13.997
Accounts payable	224.680	220.954
Deferred income tax	16.374	16.374
Reserve for contingencies	231.910	216.900
Accrued taxes	38.524	38.524
Special liabilities - reversal/amortization	24.053	24.053
Other	9.974	8.474
	558.914	539.276
DEFERRED INCOME	130.219	134.465
SHAREHOLDERS' EQUITY		
Capital	462.000	462.000
Capital reserves	2.592.369	2.592.369
Profit reserves	157.561	157.929
Retained earnings	565.759	482.313
	3.777.689	3.694.611
Funds for capital increase	666	666
	3.778.355	3.695.277
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4.699.342	4.632.108

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

STATEMENTS OF INCOME
FOR THE QUATERS ENDED MARCH 31
(In thousands of Brazilian reais – R$)

	2005	2004
OPERATING REVENUES		
Electricity network usage charges	311.328	258.235
Other revenues	5.809	1.874
	317.137	260.109
DEDUCTIONS FROM OPERATING REVENUE		
Global Reserve for Reversion- RGR	(7.894)	(7.189)
COFINS (tax on revenue)	(23.951)	(13.419)
PIS (tax on revenue)	(5.200)	(3.486)
ISSQN (service tax)	(73)	(36)
	(37.118)	(24.130)
NET OPERATING REVENUES	280.019	235.979
OPERATING EXPENSES		
Personnel	(75.889)	(72.102)
Materials	(7.148)	(3.954)
Outside services	(17.539)	(19.080)
Depreciation	(41.902)	(40.196)
Concession regulatory charges	(11.838)	(815)
Reserve for contingencies	(15.010)	(10.685)
Other expenses	(10.244)	(4.529)
	(179.570)	(151.361)
GROSS PROFIT	100.449	84.618
FINANCIAL INCOME (EXPENSES)		
Amortization of negative goodwill	4.246	4.246
Income	26.385	17.950
Expense	(4.908)	(4.607)
Monetary variations, net	2.863	802
	28.586	18.391
INCOME FROM OPERATIONS	129.035	103.009
Nonoperating income	110	1.438
Nonoperating expense	(336)	(139)
NONOPERATING (EXPENSES) INCOME	(226)	1.299
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	128.809	104.308
Social contribution tax	(13.308)	(10.094)
Income tax	(37.526)	(28.858)
Deferred social contribution tax	1.351	962
Deferred income tax	3.752	2.671
NET INCOME	83.078	68.989
Earnings per thousand shares - R$	0,56	0,46

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTER ENDED MARCH 31, 2005

(Amounts in thousands of Brazilian reais – R$)

1. OPERATIONS

Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company"), a publicly-traded company controlled by the Government of the State of São Paulo, is authorized to operate as an electric power public service concessionaire within the State of São Paulo, and is principally engaged in the planning, construction and operation of electric power transmission systems, as well as in research and development programs related to energy transmission and other activities related to the available technology, either directly or in cooperation with government or private bodies. The Company's activities are regulated and inspected by the National Electric Power Agency (ANEEL).

The Company originated from the partial spin-off of CESP - Companhia Energética de São Paulo, and started its commercial operations on April 1, 1999. On November 10, 2001, EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. was merged into the Company.

2. CORPORATE GOVERNANCE

In September 2002 the Company adhered to the Level-1 Corporate Governance Practices of the São Paulo Stock Exchange (BOVESPA). Accordingly, the Company, whose preferred shares are included in the BOVESPA index (IBOVESPA), was also included in the Corporate Governance Index (IGC)

The commitments assumed in that adhesion ensure greater transparency of the Company for the market, investors and shareholders, thus facilitating their monitoring of actions by management and by the controlling shareholder.

3. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The interim financial statements have been prepared in accordance with Brazilian accounting practices, together with supplementary standards from the Brazilian Securities Commission (CVM) and specific legislation applicable to electric power public service concessionaires, established by the National Electric Power Agency (ANEEL).

These interim financial statements are in conformity with the principles, methods and criteria adopted by the Company as of the closing of the 2004 fiscal year.

4. ACCOUNTS RECEIVABLE - SÃO PAULO STATE FINANCE DEPARTMENT

	03.31.05			12.31.04
	Current	Long-term	Total	Total
Benefits - Law No.4819/58	37,971	15,821	53,792	61,420
Agreement for acknowledgement and Consolidation of debts	10,140	64,218	74,358	74,626
Sale of real property	2,108	13,348	15,456	15,511
Other	16	16,932	16,948	15,348
	50,235	110,319	160,554	166,905

4.1. Benefits – Law No. 4819/58

These amounts relate to advances made by CESP - Companhia Energética de São Paulo, from November 1981 to May 1983, for payment of benefits to employees participating in the pension plan of the State of São Paulo, in accordance with State Law No. 4819/58.

As a result of CESP's partial spin-off, these receivables were transferred to the Company, and on August 6, 1999 an agreement was signed with the State Finance Department, to receive the amount in 84 monthly installments, adjusted according to the general market price index (IGP-M) variation, plus interest of 6% per year, from September 1999 through August 2006.

4.2. Agreement for Acknowledgement and Consolidation of Debts

On May 2, 2002, the Agreement for Acknowledgement and Consolidation of Debts was entered into with the State Finance Department, in which the State acknowledges a debt to the Company for the amounts corresponding to the disbursements originally made by CESP - Companhia Energética de São Paulo, from 1990 to 1999, for payment of pension benefits in accordance with State Law No. 4819/58, with the acknowledged amount being adjusted up to January 2002 in accordance with the UFESP variation, and, starting in February 2002, in accordance with the monthly variation of the IGP-M, plus 6% per year. The reimbursement will be made in 120 monthly installments, beginning August 1, 2002, with final maturity on July 1, 2012.

4.3. Sale of real property

On July 31, 2002, a Private Transaction Agreement, including a promise to sell a real property, acknowledgement of liabilities and payment commitment, was signed with the State Finance Department, in which the State acknowledges its debt to the Company in the amount of R$ 12,243, which corresponds to the market value of the total area of the property occupied by the State and partially used for the construction of prisons called "Cadeião".

Therefore, the State agreed to reimburse the aforementioned amount to the Company in 120 monthly installments beginning August 1, 2002, with final maturity on July 1, 2012, adjusted according to the monthly variation of the IGP-M, plus interest of 6% per year.

4.4. Other

In addition to the above-mentioned amounts, CESP made an advance for payment of monthly expenses related to family allowance benefits, in accordance with Law no. 4819/58, in the amount of R$ 2,218 (long-term). However, there are retired employees' labor lawsuits, settled by the Company, in the amount of R$ 16,000 (current) and R$ 14,714 (long-term), that are also under the State's responsibility, thus totaling R$ 16,948.

The Company is negotiating the reimbursement of this amount with the State Finance Department. Considering the expectation of loss, management decided to recognize an allowance for doubtful accounts in Long-term assets, in the amount of the aforementioned family allowance benefits.

5. SALE OF ASSETS AND RIGHTS

a. Technical Equipment Maintenance Center (CETEMEQ)

On April 13, 1998, a Private Agreement for Assignment and Transfer of Rights and Obligations was executed by and between EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into the Company on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. relating to the real property located at Rua Lavapés, 463, Cambuci, São Paulo, for the market price of R$ 70,496, payable in 21 equal and successive monthly installments, with maturity on the first business day of each month, beginning May 1998. In view of the contestation by Eletropaulo Metropolitana Eletricidade de São Paulo S.A. of the aforementioned amount and the fact that the installments had not been received, EPTE filed collection lawsuits on February 11, 1999 and October 18, 2000, with the 1st and 36th Civil District Courts of the Central Jurisdiction of São Paulo, respectively.

In December 2000, the net book value of this asset, in the amount of R$ 4,904, was written off from property, plant and equipment, and the related sale, taxes on the gain resulting from the sale, allowance for doubtful accounts and tax credits were recorded.

Due to uncertainties as to the outcome of this issue, the Company maintains a provision for the total balance receivable.

6. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

Refer to tax credits available for offset against future taxable income, calculated on temporarily nondeductible provisions in part "B" of the Taxable Income Computation Book (LALUR), and arising from the following provisions:

	03.31.05			12.31.04
	Income Tax	Social contribution tax	Total	Total
Allowance for doubtful accounts..................	17,198	5,544	22,742	22,742
Reserve for tax contingencies.......................	27,282	9,822	37,104	34,143
Reserve for labor contingencies....................	28,734	10,344	39,078	36,935
Reserve for social security contingencies...	1,706	614	2,320	2,320
Reserve for civil contingencies......................	256	92	348	348
	75,176	26,416	101,592	96,488

7. ESCROW DEPOSITS

	03.31.05	12.31.04
COFINS (Note 13)......................................	38,524	38,524
Labor lawsuits	10,466	8,800
Social security lawsuits- INSS (Note 12.3)...	6,825	6,825
Assessments – ANEEL	6,317	6,317
	62,132	60,466

8. COFINS AND PIS (TAXES ON REVENUE) REGULATORY ASSETS

Regulatory assets arising from an increase in COFINS and PIS rates, as established by SFF/ANEEL Circular No. 302/2005 of February 25, 2005, were recorded in long-term assets as Prepaid expenses against Deductions from operating revenues.

9. PROPERTY, PLANT AND EQUIPMENT

	03.31.05			12.31.04
	Restated Cost	Accumulated depreciation	Net book value	Net book value
In service				
Intangible assets...	56,945	-	56,945	56,942
Land..	82,177	-	82,177	82,105
Buildings, construction and improvements.........	571,122	(314,790)	256,332	257,453
Machinery and equipment................................	4,839,442	(2,087,642)	2,751,800	2,725,400
Vehicles...	28,299	(21,563)	6,736	7,519
Furniture and fixtures..	21,153	(10,834)	10,319	10,708
	5,599,138	(2,434,829)	3,164,309	3,140,127
In progress..	306,597	-	306,597	364,251
Special liabilities				
Donations received...	(9,566)	-	(9,566)	(9,556)
	5,896,169	(2,434,829)	3,461,340	3,494,822

In accordance with articles 63 and 64 of Decree No. 41,019 of February 26, 1957, assets and installations used in the transmission of electric power are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the regulatory body. ANEEL Resolution No. 20/99 regulates the electric power utility concession assets, giving prior authorization for not restricting assets no longer serviceable to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

10. LOANS AND FINANCING

	03.31.05				12.31.04
		Principal			
	Charges	Current	Long-term	Total	Total
Foreign currency					
Financial institutions................	825	25,452	12,726	39,003	40,160
Local currency					
Fundação CESP.....................	-	13,264	-	13,264	17,862
ELETROBRÁS.........................	7	50	673	730	743
	7	13,314	673	13,994	18,605
	832	38,766	13,399	52,997	58,765

10.1. Financial Institutions

Refers to a loan agreement entered into on May 13, 1998 with Banco Société Générale in the amount of FRF 269,528 (€ 41,089) and guaranteed by Banco Real S.A. This financing, which funded investments in the Miguel Reale Substation, is subject to interest of 6.38% per year payable semiannually. A 2.25% acceptance fee is paid in advance on a semiannual basis to Banco Real S.A., calculated on the disbursed balance.

Amortization is made in ten equal and consecutive semiannual installments, the first of which in November 2001 and with the final installment scheduled for May 2006.

10.2. Fundação CESP

Refers to the Agreement for Acknowledgment of Debt and Other Covenants, signed in November 1997, with the approval of the Secretariat for Social Security and Supplementary Benefits and effective through November 2005.

The charges are calculated based on the employee pension plan actuarial cost variation (General Price Index – internal availability [IGP-DI] plus interest of 6% per year) or the TR (a managed prime rate) plus interest of 8% per year, whichever is higher, and are added to the principal on a monthly basis.

10.3. Long-term amortization schedule

Maturity	Currency	
	Foreign	Local
2006	12,726	50
2007	-	50
2008	-	50
2009	-	50
2010	-	50
Thereafter	-	423
	12,726	673

11. ACCOUNTS PAYABLE

The amounts of R$ 9,159 (R$ 13,641 in 2004), classified in Current liabilities, and R$ 224,680 (R$ 220,954 in 2004), classified in Long-term liabilities, refer to the balances payable of two agreements for acknowledgement of debt related to the financing of actuarial deficit entered into with Fundação CESP, totaling R$ 233,839 (R$ 234,595 in 2004), related to BSPS (Settled Proportional Pension Plans), with monthly payments and final maturity scheduled for November 2017, restated based on the greater of actuarial cost variation or the General Price Index – Internal Availability (IGP-DI) plus interest of 6% per year.

As defined in the respective agreements, at the end of the fiscal year, balances are adjusted for determining contribution installments for the subsequent year, according to actuarial deficits or surpluses, calculated in accordance with Fundação CESP's actuarial methodology.

On December 31, 2004, as required by CVM Resolution No. 371/00, after calculating liabilities with the private pension entity, there was no need to recognize additional liabilities.

12. RESERVE FOR CONTINGENCIES

The various types of contingencies were evaluated and classified based on the likelihood that the Company would incur economic and financial risk, as follows:

	Likelihood of loss							
	Probable		Possible		Remote		Total	
Type	03.31.05	12.31.04	03.31.05	12.31.04	03.31.05	12.31.04	03.31.05	12.31.04
Labor	114,934	108,631	22,281	23,877	163,796	151,438	301,011	283,946
Civil	1,023	1,023	27,234	-	1,408	-	29,665	1,023
Tax - urban property tax	109,128	100,421	-	-	-	-	109,128	100,421
Social security - INSS	6,825	6,825	-	-	-	-	6,825	6,825
	231,910	216,900	49,515	23,877	165,204	151,438	446,629	392,215

The likelihood of loss for each contingency, resulting in an unfavorable outcome for the Company, is classified as follows:

Probable – the future event or events is/are likely to occur;

Possible – the chance of the future event or events occurring is more than remote, but less than probable; and

Remote – the chance of the future event or events occurring is slight.

Reserves have been recognized for contingencies classified as probable loss.

On a quarterly basis, lawsuits are reassessed and reserves are supplemented if necessary.

12.1. Labor

The Company assumed responsibility for certain lawsuits before different courts, arising principally from CESP's partial spin-off, and from the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A.

12.2. Tax – urban property tax

Reserve recorded to cover amounts due to the municipalities of São Paulo and São José dos Campos.

12.3. National Institute of Social Security (INSS)

On August 10, 2001, the Company received from the National Institute of Social Security (INSS) an assessment notice for nonpayment of social security on compensation paid to its employees in the form of meal tickets, morning snack and basket of staples during the period from April 1999 through July 2001. Accordingly, management decided to recognize a reserve and make a corresponding escrow deposit, recorded in long-term assets, under "Escrow deposits" (see Note 7).

13. ACCRUED TAXES

The Company is challenging in court the constitutionality of the changes introduced by Law No. 9718 of November 27, 1999, which increased the COFINS rate from 2% to 3%, increased its tax basis, and included financial income and nonoperating income in the tax basis.

Accordingly, the Company recorded provisions and made the corresponding escrow deposits up to January 2004. Beginning February 2004, with the enactment of Law no. 10,833 of December 29, 2003, which establishes the noncumulative levy of COFINS, the Company started making the payments in accordance with the new law. The escrow deposit amounts to R$ 38,524, recorded in long-term assets, under "Escrow deposits" (see Note 7).

14. SHAREHOLDERS' EQUITY

14.1. Capital

The Company's authorized capital is R$ 1,469,090, represented by R$ 615,696 in common shares and R$ 853,394 in preferred shares, all of which are registered shares without par value.

Subscribed and paid-up capital is R$ 462,000, represented by 62,558,663 thousand common shares and 86,726,372 thousand preferred shares, totaling 149,285,035 thousand shares.

Preferred shares do not have voting rights; however, they entitle their holders to priority in capital reimbursement and to receive noncumulative dividends of 10% per year calculated on the paid-up capital corresponding to this type of share.

14.2. Ownership structure

As of March 31, 2005, the Company's main shareholders are as follows:

	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Government of the State of São Paulo And related companies - (control)						
State Finance Department	33,134,660,880	52.97	6,321,251,879	7.29	39,455,912,759	26.43
Banco Nossa Caixa S.A.	5,136,117,240	8.21	7,686,364,200	8.86	12,822,481,440	8.59
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	8,777,700	0.01	153,576,465	0.18	162,354,165	0.10
	40,258,887,962	64.35	14,161,192,544	16.33	54,420,080,506	36.45
Other - (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,626,881,775	53.76	52,787,718,285	35.36
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,950,169,191	3.40	2,950,169,191	1.98
Petrobrás Pension Plan – PETROS	-	-	1,783,709,138	2.06	1,783,709,138	1.19
Pension Plan for Banco do Brasil's employees	296,439,000	0.47	1,348,157,697	1.56	1,644,596,697	1.10
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Wisteria Holdings LLC	691,424,140	1.11	6,400,000	0.01	697,824,140	0.47
Portfolio Brazil LLC	69,000,000	0.11	684,200,000	0.79	753,200,000	0.50
L Parisotto Participações Ltda	-	-	520,000,000	0.60	520,000,000	0.35
The Bank of New York - ADR Department	36,999,000	0.06	83,323,200	0.10	120,322,200	0.08
Directors	-	-	212,710	-	212,710	-
Board of Directors	30	-	23,806	-	23,836	-
Fiscal Council	-	-	-	-	-	-
Other(1)	5,488,925,194	8.77	17,582,912,332	20.26	23,071,837,526	15.46
	22,299,774,841	35.65	72,565,179,649	83.67	94,864,954,490	63.55
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(1) Includes shareholders that individually hold shares not exceeding 5% of voting capital.

14.3. Ownership structure of shareholders holding more than 5% of voting capital

	03.31.05					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A						
State Finance Department	35,678,562	99.99	-	-	35,678,562	99.99
Other	17	0.01	-	-	17	0.01
	35,678,579	100.00	-	-	35,678,579	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,595,501,100	20.70	281,923,621,935	52.45
BNDESPAR	67,516,953,798	14.92	346,083,390	0.41	67,863,037,188	12.63
National Development Fund	22,810,794,898	5.04	-	-	22,810,794,898	4.24
Other	97,855,894,019	21.63	67,049,172,840	78.89	164,905,066,859	30.68
	452,511,763,550	100.00	84,990,757,330	100.00	537,502,520,880	100.00
BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

14.4. Payment of dividends to shareholders

Article 31, paragraph 1, of the Company's by-laws establishes semiannual payment of dividends to shareholders, calculated based on the paid-up capital, as follows:

- 10% per year for preferred shares; and
- up to 10% per year for common shares.

15. GROSS OPERATING REVENUE

	03.31.05	03.31.04
Basic network		
Existing assets	188,953	142,866
New investments	34,777	9,482
Advances	6,281	1,650
	230,011	153,998
Connection		
OTF's – Existing assets	70,530	107,779
OTF´s – New investments	2,159	122
	72,689	107,901
Charges		
Fuel Consumption Account - CCC	6,877	-
Energy Development Account - CDE	3,599	-
	10,476	-
Portion of Adjustment	(1,848)	(3,664)
	311,328	258,235

OTF – Other Transmission Facilities

16. FINANCIAL (EXPENSES) INCOME

	03.31.05	03.31.04
Income		
Income from temporary cash investments	24,105	12,957
Interest on accounts receivable - State Finance Department	2,123	6,683
Other	157	192
Revenue deductions - COFINS	-	(1,480)
Revenue deductions - PIS	-	(402)
	26,385	17,950
Expenses		
Debt charges	(2,862)	(2,936)
CPMF (tax on banking transactions)	(1,458)	(1,176)
RGR (global reserve for reversion)	(279)	(279)
Charges on taxes - CETEMEQ	(214)	(124)
Other	(95)	(92)
	(4,908)	(4,607)

17. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company records monthly provisions for income and social contribution taxes, and calculates such amounts based on monthly trial balances (for tax suspension and reduction purposes).

17.1. Reconciliation of income and social contribution taxes

Tax expenses are determined based on prevailing rates, totaling 34% (25% for income tax and 9% for social contribution tax).

	03.31.05		03.31.04	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes	128,809	128,809	104,308	104,308
Expected tax expense	(32,202)	(11,593)	(26,077)	(9,388)
Taxes on:				
Amortization of negative goodwill	(1,901)	(465)	(1,901)	(465)
COFINS - under litigation	-		(277)	
Other	329	101	2,068	721
	(1,572)	(364)	(110)	256
Effective tax expense	(33,774)	(11,957)	(26,187)	(9,132)

18. CONCESSIONS

Through Administrative Rule No. 185, of June 6, 2001, issued by the Ministry of Mines and Energy (MME), the concession held by the Company for the electric power transmission service related to the basic network, connections and other installations was extended for 20 years, beginning July 8, 1995.

Accordingly, on June 20, 2001, the concession agreement for the electric power transmission public service was entered into by and between CTEEP and the concession authority, through ANEEL.

This concession agreement was amended on December 14, 2001, in view of the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. into the Company. The initially agreed conditions were maintained, except for the allowed annual revenue cap to be maintained, which was reduced by 0.58% in July 2002 and 3.56% in July 2003, equivalent to 50% of the efficiency gains expected from the merger.

19. FINANCIAL INSTRUMENTS

The Company's main source of revenue is the use of its electric power transmission system by other concessionaires and operators. Its annual revenue related to Basic and Connection Network facilities is defined by ANEEL, pursuant to prevailing legislation.

The main risk factors inherent to the Company's operations may be identified as follows:

a. Credit Risk

The Company has agreements with the ONS (National Electric System Operator), concessionaires and other agents for regulating the provision of services related to the Basic Network for 112 users, with a bank guarantee clause. Likewise, the Company has agreements regulating the provision of services in Other Transmission Facilities with 20 concessionaires and other agents, with a bank guarantee clause.

b. Price Risk

Pursuant to the concession agreement, the Company's revenues are annually adjusted by ANEEL based on the variation of the General Market Price Index, and part of the revenues are subject to periodic review every 4 years.

c. Liquidity Risk

As established by a State decree, the Company centralizes its financial investments at Banco Nossa Caixa S.A.

d. Exchange Risk

The Company has only one foreign currency financing agreement, which totals 11,272 euros as of the interim financial statements date. Given the amount at risk, said financing is not hedged (see Note 10).

e. Interest Rate Risk

Interest based on the variation of the General Price Index – Internal Availability (IGP-DI), plus the higher of 6% per year or actuarial cost, is charged on debt agreements with Fundação CESP (see Notes 10 and 11).

The carrying amounts of financial instruments, when compared with the values that might be obtained in their negotiation in the market, or in its absence, with the net present value adjusted based on the prevailing market interest rate, approximate their fair values.

20. COLLECTION LAWSUIT BY ELETROBRÁS AGAINST ELETROPAULO AND EPTE

In 1989, Centrais Elétricas Brasileiras S.A. - ELETROBRÁS filed a collection lawsuit against Eletropaulo - Eletricidade de São Paulo S.A. (currently Eletropaulo Metropolitana Eletricidade de São Paulo S.A.) referring to the balance of a certain financing agreement. In 1999 a judgment was issued on the aforementioned lawsuit, ordering Eletropaulo to pay the calculated balance. Under the partial spin-off protocol of Eletropaulo, made on December 31, 1997 and that resulted in the establishment of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. and other companies, Eletropaulo is solely liable for obligations of any kind referring to acts until the spin-off date, except for contingent liabilities whose provisions had been allocated to the merging companies. In the case in question, at the time of the spin-off, there was no allocation to EPTE of any provision for such purpose, leaving it clear then that Eletropaulo was exclusively liable for the referred contingency. At the time of the spin-off there was only the transfer to EPTE assets of an escrow deposit in the historical amount of R$ 4.00, made in 1988 by Eletropaulo, referring to the amount that it understood to be owed to ELETROBRÁS regarding the balance of the mentioned financing agreement, and allocation to EPTE's liabilities of the same amount referring to this debt.

Therefore, under the partial spin-off protocol of Eletropaulo, EPTE would be liable for known and ascertained debts in the exact restated amount available in the mentioned escrow deposit made in 1988, and Eletropaulo would be liable for the contingent liabilities referring to the difference between the amount demanded in court by ELETROBRÁS and the restated amount of the mentioned escrow deposit. In October 2001, ELETROBRÁS executed the sentence referring to the mentioned financing agreement, charging R$ 429 million from Eletropaulo and R$ 49 million from EPTE, understanding that EPTE would pay its part with the restated amounts of the mentioned escrow deposit. CTEEP merged EPTE on November 10, 2001, succeeding it in its obligations.

On September 26, 2003, a decision of the Court of Justice of the State of Rio de Janeiro was published, excluding Eletropaulo from the execution of the mentioned sentence. Due to these facts, ELETROBRÁS filed, on December 16, 2003, a Special Appeal to the Superior Court of Justice and an Extraordinary Appeal to the Federal Supreme Court to maintain the mentioned collection regarding Eletropaulo.

With respect to that debt and in view of the formal documents of the partial spin-off of Eletropaulo, CTEEP, according to the understanding of its legal counsel, is only liable for payment equivalent to the restated amount of the escrow deposit made in 1988 for this purpose and which is currently part of its assets, and intends to proceed in the defense of such right. On the other hand, the Company has not recognized a provision for the remaining contingency, currently estimated at R$ 622 million, and which the Company understands as being the liability of Eletropaulo, from which the debt is being charged by ELETROBRÁS.

21. CASH FLOW

STATEMENTS OF CASH FLOWS

(In thousands of Brazilian reais – R$)

	Quarter ended March 31,	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from consumers	310,369	259,597
Receipts from other	6,983	3,411
Payments to suppliers	(44,111)	(42,680)
Payments to employees	(76,484)	(86,396)
Taxes and regulatory charges	(86,101)	(56,650)
	110,656	77,282
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(27,189)	(30,592)
CASH FLOWS FROM FINANCING ACTIVITIES		
Income from temporary cash investments	19,254	10,362
Payment of loans	(8,668)	(9,331)
Tax on banking transactions (CPMF)	(1,391)	(1,261)
Other	(279)	(279)
	8,916	(509)
CASH FLOWS FROM NONOPERATING ACTIVITIES		
Agreements - State Finance Department	12,327	35,509
Other inflows	2,688	-
Other outflows	(1,026)	(2,580)
	13,989	32,929
INCREASE IN CASH	106,372	79,110
CHANGE IN CASH		
At beginning of quarter	543,990	317,868
At end of quarter	650,362	396,978
	106,372	79,110

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

The Company's main source of revenue is the use of its transmission system by other electric power public service concessionaires and agents. The annual tariffs were adjusted through National Electric Power Agency (ANEEL) Resolution No. 70, in effect through June 30, 2005, and are related to the Basic Network and Other Transmission Facilities. For this quarter, they represent R$ 317,137, with an increase of 21.92% in relation to the same quarter of the prior year, in which it was R$ 260,109.

The deductions from operating revenue in the amount of R$ 37,118 arise from the quota of the RGR (Global Reserve for Reversion), from COFINS and PIS (taxes on revenue) and ISSQN (service tax), which represented 11.70% of operating revenue. As a result, net operating revenue reached R$ 280,019, an increase of 18.66% when compared to R$ 235,979 for the first quarter of 2004.

Operating expenses directly manageable by the Company (Personnel, Materials, Outside services and Other), in the amount of R$ 110,820, were 11.19% higher when compared to the first quarter of the prior year R$ 99,665. It is important to mention depreciation quotas, regulatory charges of the concession and the reserve for contingencies, in the amount of R$ 68,750, which correspond to 24.55% of net revenue.

Accordingly, gross profit was R$ 100,449, in comparison to R$ 84,618 for the same quarter of the prior year, representing an 18.71% increase.

Financial income of R$ 28,586 consists of financial income in the amount of R$ 35,220, arising principally from income from temporary cash investments, and financial expenses in the amount of R$ 6,634.

After recording of reserves and deferral of income and social contribution taxes totaling R$ 45,731, the Company generated, for the quarter, net income of R$ 83,078, corresponding to R$ 0.56 per thousand shares, 20.42% higher when compared to R$ 68,989 for the same quarter of the prior year.

OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

In compliance with Corporate Governance practices, we present below the Company's ownership structure, as well as the shareholders holding more than 5% of voting capital.

1. OWNERSHIP STRUCTURE

The Company's main shareholders are:

	03.31.05					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Government of the State of São Paulo And related companies - (control)						
State Finance Department	33,134,660,880	52.97	6,321,251,879	7.29	39,455,912,759	26.43
Banco Nossa Caixa S.A.	5,136,117,240	8.21	7,686,364,200	8.86	12,822,481,440	8.59
Companhia do Metropolitano de São Paulo – METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	8,777,700	0.01	153,576,465	0.18	162,354,165	0.10
	40,258,887,962	64.35	14,161,192,544	16.33	54,420,080,506	36.45
Other - (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,626,881,775	53.76	52,787,718,285	35.36
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,950,169,191	3.40	2,950,169,191	1.98
Petrobrás Pension Plan – PETROS	-	-	1,783,709,138	2.06	1,783,709,138	1.19
Pension Plan for Banco do Brasil's employees	296,439,000	0.47	1,348,157,697	1.56	1,644,596,697	1.10
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Wisteria Holdings LLC	691,424,140	1.11	6,400,000	0.01	697,824,140	0.47
Portfolio Brazil LLC	69,000,000	0.11	684,200,000	0.79	753,200,000	0.50
L Parisotto Participações Ltda	-	-	520,000,000	0.60	520,000,000	0.35
The Bank of New York - ADR Department	36,999,000	0.06	83,323,200	0.10	120,322,200	0.08
Directors	-	-	212,710	-	212,710	-
Board of Directors	30	-	23,806	-	23,836	-
Fiscal Council	-	-	-	-	-	-
Other(1)	5,488,925,194	8.77	17,582,912,332	20.26	23,071,837,526	15.46
	22,299,774,841	35.65	72,565,179,649	83.67	94,864,954,490	63.55
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(1) Includes shareholders that individually hold shares not exceeding 5% of voting capital.

	03.31.04					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Government of the State of São Paulo And related companies - (control)						
State Finance Department	33,134,660,880	52.97	6,321,251,879	7.29	39,455,912,759	26.43
Banco Nossa Caixa S.A.	5,136,117,240	8.21	7,686,364,200	8.86	12,822,481,440	8.59
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	8,777,700	0.01	153,576,465	0.18	162,354,165	0.10
	40,258,887,962	64.35	14,161,192,544	16.33	54,420,080,506	36.45
Other - (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,626,881,775	53.76	52,787,718,285	35.36
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,950,169,191	3.40	2,950,169,191	1.98
Pension Plan for	296,439,000	0.47	1,348,157,697	1.56	1,644,596,697	1.10
Petrobrás Pension Plan – PETROS	-	-	1,543,409,138	1.78	1,543,409,138	1.03
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Fundação CESP	-	-	978,900,000	1.13	978,900,000	0.66
Wisteria Holdings LLC	691,424,140	1.11	6,400,000	0.01	697,824,140	0.47
The Bank of New York - ADR Department	36,999,000	0.06	97,636,200	0.11	134,635,200	0.09
Directors	-	-	212,710	-	212,710	-
Board of Directors	30	-	103,806	-	103,836	-
Fiscal Council	-	-	-	-	-	-
Other(1)	5,557,925,194	8.88	18,034,119,332	20.79	23,592,044,526	15.80
	22,299,774,841	35.65	72,565,179,649	83.67	94,864,954,490	63.55
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(1) Includes shareholders that individually hold shares not exceeding 5% of voting capital.

2. SHARES OF SHAREHOLDERS HOLDING MORE THAN 5% OF VOTING CAPITAL

	03.31.05					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A						
State Finance Department................	35,678,562	99.99	-	-	35,678,562	99.99
Other..	17	0.01	-	-	17	0.01
	35,678,579	100.00	-	-	35,678,579	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government............................	264,328,120,835	58.41	17,595,501,100	20.70	281,923,621,935	52.45
BNDESPAR...	67,516,953,798	14.92	346,083,390	0.41	67,863,037,188	12.63
National Development	22,810,794,898	5.04	-	-	22,810,794,898	4.24
Other...	97,855,894,019	21.63	67,049,172,840	78.89	164,905,066,859	30.68
	452,511,763,550	100.00	84,990,757,330	100.00	537,502,520,880	100.00
BNDESPAR						
National Bank for Economic and	1	100.00	-	-	1	100.00
BNDES						
Federal Government...........................	6,273,711,452	100.00	-	-	6,273,711,452	100.00

	03.31.04					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A						
State Finance Department......................	35,678,562	99.99	-	-	35,678,562	99.99
Other..	17	0.01	-	-	17	0.01
	35,678,579	100.00	-	-	35,678,579	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal	264,328,120,835	58.41	17,595,460,180	20.70	281,923,581,015	52.45
BNDESPAR...	67,789,960,070	14.98	532,937,780	0.63	68,322,897,850	12.71
National Development Fund..................	22,810,794,898	5.04	-	-	22,810,794,898	4.24
Other..	97,582,887,747	21.57	66,862,359,370	78.67	164,445,247,117	30.60
	452,511,763,550	100.00	84,990,757,330	100.00	537,502,520,880	100.00
BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal	6,273,711,452	100.00	-	-	6,273,711,452	100.00